

Mail Stop 3561

December 2, 2015

G. Price Cooper, IV
Chief Financial Officer
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, NC 27103

> **Re:** **Krispy Kreme Doughnuts, Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2015**
> **Filed April 2, 2015**
> **Response Dated November 30, 2015**
> **File No. 001-16485**

Dear Mr. Cooper:

We have reviewed your November 30, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2015 letter.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Note 11 – Credit Facilities and Lease Obligations

Lease Obligations, page 93

1. We reviewed your response to comment 3. Please explain to us in more detail how you determined the unreimbursed hard costs incurred by you represented non-recourse financing to the buyer/lessor. In this regard, please include in your response the amount of hard costs incurred and the cost of the stores.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Berry Epley
      Chief Accounting Officer